Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

        The following is a letter sent to certain shareholders of CB Bancshares, Inc.

Dear CB Bancshares Shareholder:

As you know, on March 15 Central Pacific Finance ("CPF") substantially increased its offer to acquire CB Bancshares, Inc. ("CB") to $400 million or $87.26 per share—$22.27 in cash plus 2.4 shares of CPF stock for each CB share. CPF's final offer will expire on April 15. CPF believes it is a "compelling offer."

To date, CB has not responded to CPF's offer to negotiate a friendly merger.

While some CB shareholders have expressed their displeasure publicly, a number of CB shareholders have inquired how to contact CB directors to make their views known. As such, a list of CB directors is provided for your use.

You are encouraged to contact the directors of your company to express your own views with respect to CPF's offer. Let them know what you think. It's quite possible that if you call or write, they finally may listen.

CB BANCSHARES, INC.
BOARD OF DIRECTORS

DONALD J. ANDRES P.O. Box 7794 Hilton Head, SC 29938 Business Phone—unknown	CALVIN K. Y. SAY, Speaker of the House Hawaii State Capitol 415 South Beretania Street, Suite 431 Honolulu, HI 96813 Business Phone—808-586-6100 (main line)
TOMIO FUCHU, Director Dart Coffee, Inc. c/o 5-14-9 Tamanawa Kamakura City, Japan Business Phone—unknown	MIKE K. SAYAMA, Vice President of Customer Relations Hawaii Medical Service Association 818 Keeaumoku Street Honolulu, HI 96814 Business Phone—808-948-5110 (main line)
DUANE K. KURISU, Chairman PacificBasin Communications, LLC 1000 Bishop Street, Suite 405 Honolulu, HI 96813 Business Phone—808-523-5644	LIONEL Y. TOKIOKA, Chairman CB Bancshares, Inc. 201 Merchant Street Honolulu, HI 96813 Business Phone—808-535-2500 (main line)
COLBERT M. MATSUMOTO, Chairman & CEO Island Insurance Company, Limited 1022 Bethel Street Honolulu, HI 96813 Business Phone—808-564-8200 (main line)	MAURICE H. YAMASATO, President Yamasato, Fujiwara, Higa & Associates, Inc. 1100 Ward Avenue, Suite 760 Honolulu, HI 96814 Business Phone—808-531-8825 (main line)
RONALD K. MIGITA, CEO & President CB Bancshares, Inc. 201 Merchant Street Honolulu, HI 96813 Business Phone—808-535-2500 (main line)	DWIGHT L. YOSHIMURA, Vice President & General Manager GGP Limited Partnership 1585 Kapiolani Boulevard, Suite 800 Honolulu, HI 96814 Business Phone—808-946-2811 (main line)

        CPF has filed with the SEC an amended registration statement on Form S-4 to register the shares of CPF common stock to be issued in a proposed exchange offer. The registration statement is not final and will be further amended. Subject to future developments, CPF may file a tender offer statement. Investors and security holders are urged to read the registration statement and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

        This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of CPF, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy CPF common stock will only be made pursuant to the prospectus and related materials mailed to holders of CB securities.